                         [LATHAM & WATKINS LETTERHEAD]



                                  June 5, 2000


VIA TELECOPIER


IMP, Inc.
2830 North First Street
San Jose, California 95134

            Re: Teamasia Semiconductors PTE

Dear Sirs:

        We have received the letter that Messrs. Grinfas and Whitney sent to our client, Teamasia, late on Friday. Most of it warrants no further comment from us or our client beyond what we have already pointed out in our letter to you of May 31.

        We do want to comment on one particular point, namely the bridge financing issue and related statements made by you on behalf of IMP. As you know, in response to your request our client delivered to you proposed documents for this financing on April 14, 2000. This documentation was prepared at our client's sole expense. Mr. Whitney orally advised that IMP was unable to proceed with the financing on the terms proposed. Mr. Davisson of this firm asked on more than one occasion for specific comments, objections, or suggested changes preferably in the form of a customary mark-up of the documents Teamasia had prepared to be delivered by counsel to IMP. We have received nothing.

        In any event, your latest letter not only fails to clear up Teamasia's reasonable grounds for insecurity about IMP's intention to perform its obligations, but indeed heightens them. Teamasia is under no obligation to carry on with its own performance in the face of growing indications that IMP does not intend to perform its own obligations. Indeed, Teamasia has already been burned once, by carrying out Phase 1 of the parties' agreement in trust that IMP would promptly and reliably perform Phase 2 -- which IMP is now balking at doing. You cannot

IMP, Inc.
June 5, 2000
Page 2


ask Teamasia to proceed with the bridge financing while at the same time signalling that IMP intends to repudiate its obligations under Phase 2, which obligations constitute the quid pro quo for both Phase 1 and the bridge financing.

        Accordingly, we again ask that IMP provide Teamasia with reasonable assurances that it can and will perform its obligations under the parties' agreement, and in particular its obligation to issue and sell shares as provided in Section 1.1 of the Phase 2 Agreement In this respect, we note that your letter identifies only one supposedly unsatisfied condition to IMP's obligations, namely a purported failure of payment for wafers. Management of IMP knows that there is no such failure, and that its contention to the contrary is an obvious pretext to delay IMP's own performance. Again, there is a pattern to such pretexts for non-performance. In May, notwithstanding our written and oral objections, IMP intentionally delayed mailing the proxy statement in violation of Section 6.1 of the Phase 2 Agreement due to alleged violations of the wafer loading arrangements. Then as is presently in the case, there were no such violations, certainly none even approaching a material scope. For example, when you wrote to our client on June 2, 2000 complaining about payment Mr. Whitney the Chief Executive Officer and Ms. Leo the Chief Financial Officer already knew that a letter of credit had been delivered to Bank of America in an amount greater than the amount due from Teamasia for May.

        Accordingly, there is simply no basis for IMP to refuse to close the transaction as provided in the contract let alone an alleged breach by Teamasia. As we stated in our prior communication, it is the intention of our client to complete the transactions provided for in its contract with you.

IMP, Inc.
June 5, 2000
Page 3


        It is in the interest of all parties to avoid further delay and assure that those transactions are completed as soon as possible. Thus, we again demand that IMP notify us of the closing date, which is required to be within 14 business days after May 31.


                                               Very truly yours,

                                               /s/ Anthony J. Richmond

                                               Anthony J. Richmond
                                               of LATHAM & WATKINS




cc:     Richard Grey, Esq.
        Teamasia Semiconductors PTE Ltd.
        William C. Davisson III, Esq.
        John J. Huber, Esq.
        Charles S. Treat, Esq.
        Marc W. Rappel, Esq.
        Mark J. Gentile, Esq. (Richards, Layton & Finger)